                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULED 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                            WOMEN.COM NETWORKS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    978149102
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000



                                April 7, 2000
           (Date of event which requires filing of this statement)



|_|      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

CUSIP No. 978149102                  13D                                  Page 2

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST COMMUNICATIONS, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             CO

CUSIP No. 978149102                  13D                                  Page 3

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST MAGAZINES PROPERTY, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             NEVADA

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             CO

CUSIP No. 978149102                  13D                                  Page 4

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             COMMUNICATIONS DATA SERVICES, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             IOWA

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             CO

CUSIP No. 978149102                  13D                                  Page 5

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             HEARST HOLDINGS, INC.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             CO

CUSIP No. 978149102                  13D                                  Page 6

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST CORPORATION

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             CO

CUSIP No. 978149102                  13D                                  Page 7

    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

             THE HEARST FAMILY TRUST

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
    3.       SEC USE ONLY


    4.       SOURCES OF FUNDS


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             CALIFORNIA

                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  21,768,921

                            9.    SOLE DISPOSITIVE POWER


                           10.    SHARED DISPOSITIVE POWER
                                  21,768,921

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             21,768,921

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             46.8%

    14.      TYPE OF REPORTING PERSON
             OO (testamentary trust)

                                 SCHEDULE 13D/A

ITEM 1            SECURITY AND ISSUER

         This Amendment No. 1, which relates to the shares of common stock, $.001 par value per share (the "Common Stock"), of Women.com Networks, Inc., a Delaware corporation (the "Issuer"), supplements and amends the Statement on
Schedule 13D originally filed with the Securities and Exchange Commission on November 1, 1999 (the "Statement"). The Issuer's principal executive offices are located at 1820 Gateway Drive, Suite 100, San Mateo, California 94404.

ITEM 2            IDENTITY AND BACKGROUND

         (a) - (c) This Amendment No. 1 is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst") and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, and its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4            PURPOSE OF THE TRANSACTION

         Hearst Communications is currently exploring options to acquire additional shares of the Issuer through privately negotiated transactions, open market purchases, purchases directly from the Issuer or otherwise. Although there can be no assurance as to when or whether such transactions might occur or the precise number of shares to be acquired, Hearst Communications is currently considering acquiring up to one million shares of Common Stock of the Issuer. Even if Hearst Communications does not acquire such shares at this time, it is expected that Hearst Communications will continually review its equity position in the Issuer from time to time to determine whether or not to acquire additional shares.

There are currently five members of the Issuer's Board of Directors who hold positions with Hearst, one of its divisions or one of its magazines:

               James M. Asher       -        Senior Vice President and Chief
                                             Legal and Development Officer of
                                             Hearst, Hearst Holdings and Hearst
                                             Communications

               Cathleen P. Black    -        President of Hearst Magazines
                                             Division, a division of Hearst
                                             Communications, and Senior Vice
                                             President of Hearst, Hearst
                                             Holdings and Hearst Communications

               Nancy Lindemeyer     -        Editor-in-Chief of Victoria, a
                                             magazine owned by Hearst
                                             Communications

               Mark F. Miller       -        Executive Vice President of Hearst
                                             Magazines Division, a division of
                                             Hearst Communications, Vice
                                             President of Hearst, Hearst
                                             Holdings and Hearst Communications
                                             and a Trustee of the Trust

               Alfred C. Sikes      -        President of Hearst Interactive
                                             Media Division, a division of
                                             Hearst Communications and Vice
                                             President of Hearst, Hearst
                                             Holdings and Hearst Communications


ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of April 10, 2000, the Reporting Persons own 21,768,921 shares of Common Stock of the Issuer (the "Securities"). Hearst Communications is the direct, beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the

Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that it shares the power to direct the voting and disposition of the total of 21,768,921 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they share the power to direct the voting and disposition of the 21,768,921 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 46.8% of the as adjusted shares of Common Stock outstanding.

         (c) Since filing the Statement, Hearst Communications has made no purchases of Common Stock of the Issuer.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

         (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7.1 Joint Filing Agreement, dated April 10, 2000, between Hearst Communications, Inc., Hearst Magazines Property, Inc., Communications Data Services, Inc., Hearst Holdings, Inc., The Hearst Corporation and The Hearst Family Trust relating to the filing of a joint statement on Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                               HEARST COMMUNICATIONS, INC.



                                               By: /s/ James M. Asher
                                                  -----------------------------
                                                  Name:  James M. Asher
                                                  Title: Senior Vice President,
                                                         Chief Legal and
                                                         Development Officer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                               HEARST MAGAZINES PROPERTY, INC.



                                               By: /s/ John A. Rohan, Jr.
                                                  -------------------------
                                                  Name:  John A. Rohan, Jr.
                                                  Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                              COMMUNICATIONS DATA SERVICES, INC.



                                              By: /s/ John A. Rohan, Jr.
                                                 -------------------------
                                                 Name:  John A. Rohan, Jr.
                                                 Title: Treasurer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                              HEARST HOLDINGS, INC.


                                              By: /s/ James M. Asher
                                                  -----------------------------
                                                  Name:  James M. Asher
                                                  Title: Senior Vice President,
                                                         Chief Legal and
                                                         Development Officer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                              THE HEARST CORPORATION


                                              By: /s/ James M. Asher
                                                  -----------------------------
                                                  Name:  James M. Asher
                                                  Title: Senior Vice President,
                                                         Chief Legal and
                                                         Development Officer

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 11, 2000


                                             THE HEARST FAMILY TRUST



                                             By: /s/ Gilbert C. Maurer
                                                ------------------------
                                                Name:  Gilbert C. Maurer
                                                Title: Trustee

                                  SCHEDULE I


         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Greenwich Plaza, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.


NAME                                             PRESENT OFFICE/PRINCIPAL
                                                 OCCUPATION OR EMPLOYMENT

Hearst Communications
George R. Hearst, Jr.*                           Chairman of the Board, Chairman of Executive Committee,
                                                 Director

Frank A. Bennack, Jr.*                           President, Chief Executive Officer, Director

Victor F. Ganzi*                                 Executive Vice President, Chief Operating Officer,
                                                 Director

James M. Asher                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                             Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                                 Television, Inc.

Cathleen P. Black                                Senior Vice President, President: Hearst Magazines Division,
                                                 Director

Millicent H. Boudjakdji*                         Director

John G. Conomikes*                               Senior Vice President, Director

Richard E. Deems* (2)                            Director

Ronald J. Doerfler                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                  Vice President, President: Hearst Magazines International Division

Austin Hearst (3)                                Director; Vice President: Hearst Entertainment Distribution
                                                 Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                             Director

Randolph A. Hearst*                              Director

William R. Hearst, III* (4)                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                 Vice President, Controller

George B. Irish                                  Senior Vice President, President, Hearst Newspapers Division,
                                                 Director

Raymond E. Joslin                                Senior Vice President, President: Hearst Entertainment and
                                                 Syndication Group Administrative Division, Director

Jodie W. King                                    Vice President, Secretary

Harvey L. Lipton* (2)                            Director

Richard P. Malloch                               Vice President, President: Hearst Business Media Group
                                                 Administrative Division

Terence G. Mansfield (5)(6)                      Director, Vice President; Managing Director: The National Magazine
                                                 Co., Ltd.

Gilbert C. Maurer* (2)                           Director

Mark F. Miller*                                  Vice President; Executive Vice President: Hearst Magazines
                                                 Division, Director

Bruce L. Paisner (3)                             Vice President, Executive Vice President: Hearst Entertainment and

Raymond J. Petersen*                             Director, Executive Vice President: Hearst Magazines Division

Virginia Hearst Randt                            Director

Debra Shriver                                    Vice President

Alfred C. Sikes                                  Vice President, President: Hearst Interactive Media Division

Jonathan E. Thackeray                            Vice President


Hearst Magazines

Frank A. Bennack, Jr.*                           Director

Victor F. Ganzi*                                 Director

George J. Green                                  President, Treasurer; President: Hearst Magazines International
                                                 Division, Hearst Communications, Inc.

Jodie W. King                                    Vice President, Secretary

John A. Rohan, Jr.                               Vice President


CDS

Donald F. Ross                                   Chairman of the Board, Director

Scott Weis                                       President

James M. Asher                                   Vice President

Kenneth J. Barloon                               Vice President, Controller, Chief Financial Officer

Cathleen P. Black                                Director; President: Hearst Magazines Division, Hearst
                                                 Communications, Inc.

Ronald J. Doerfler                               Vice President

Chris Holt                                       Vice President

Thomas J. Hughes                                 Vice President

Jodie W. King                                    Vice President, Secretary

Dennis Luther                                    Vice President

Paul McCarthy                                    Vice President

Mark F. Miller*                                  Director, Vice President; Executive Vice President: Hearst
                                                 Magazines Division, Hearst Communications, Inc.

Tim Plimmer                                      Vice President

Lynn Reinicke                                    Vice President

John A. Rohan, Jr.                               Director, Treasurer


Hearst Holdings

George R. Hearst, Jr.*                           Chairman of the Board, Chairman of Executive Committee,
                                                 Director

Frank A. Bennack, Jr.*                           President, Chief Executive Officer, Director

Victor F. Ganzi*                                 Executive Vice President, Chief Operating Officer,
                                                 Director

                                                 Syndication Group Administrative Division

James M. Asher                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                             Director;  President and Co-Chief Executive Officer: Hearst-Argyle
                                                 Television, Inc.

Cathleen P. Black                                Senior Vice President, Director; President: Hearst Magazines
                                                 Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                         Director

John G. Conomikes*                               Senior Vice President, Director

Richard E. Deems* (2)                            Director

Ronald J. Doerfler                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                  Vice President; President: Hearst Magazines International Division,
                                                 Hearst Communications, Inc.

Austin Hearst (3)                                Director; Vice President: Hearst Entertainment Distribution
                                                 Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                             Director

Randolph A. Hearst*                              Director

William R. Hearst, III* (4)                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                 Vice President

George B. Irish                                  Senior Vice President, Director; President:  Hearst Newspapers
                                                 Division, Hearst Communications, Inc.

Raymond E. Joslin                                Senior Vice President, Director; President:  Hearst Entertainment and
                                                 Syndication Group Administrative Division, Nearst Communications, Inc.

Jodie W. King                                    Vice President, Secretary

Harvey L. Lipton* (2)                            Director

Richard P. Malloch                               Vice President; President: Hearst Business Media Group
                                                 Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                      Director, Vice President; Managing Director: The National Magazine
                                                 Co., Ltd.

Gilbert C. Maurer* (2)                           Director

Mark F. Miller*                                  Director, Vice President; Executive Vice President: Hearst
                                                 Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                             Vice President; Executive Vice President: Hearst Entertainment and
                                                 Syndication Group Administrative

                                                 Division, Hearst Communications, Inc.

Raymond J. Petersen*                             Director; Executive Vice President: Hearst Magazines Division,
                                                 Hearst Communications, Inc.

Virginia Hearst Randt                            Director

Debra Shriver                                    Vice President

Alfred C. Sikes                                  Vice President; President: Hearst Interactive Media Division,
                                                 Hearst Communications, Inc.

Jonathan E. Thackeray                            Vice President


Hearst

George R. Hearst, Jr.*                           Chairman of the Board, Chairman of Executive Committee,
                                                 Director

Frank A. Bennack, Jr.*                           President, Chief Executive Officer, Director

Victor F. Ganzi*                                 Executive Vice President, Chief Operating Officer,
                                                 Director

James M. Asher                                   Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)                             Director; President and Co-Chief Executive Officer: Hearst-Argyle
                                                 Television, Inc.

Cathleen P. Black                                Senior Vice President, Director; President: Hearst Magazines
                                                 Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*                         Director

John G. Conomikes*                               Senior Vice President, Director

Richard E. Deems* (2)                            Director

Ronald J. Doerfler                               Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                                  Vice President; President: Hearst Magazines International Division,
                                                 Hearst Communications, Inc.

Austin Hearst (3)                                Director; Vice President: Hearst Entertainment Distribution
                                                 Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*                             Director

Randolph A. Hearst*                              Director

William R. Hearst, III* (4)                      Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                                 Vice President

George B. Irish                                  Senior Vice President, Director; President:  Hearst Newspapers
                                                 Division, Hearst Communications, Inc.

Raymond E. Joslin                                Senior Vice President, Director; President:  Hearst Entertainment and
                                                 Syndication Group Administrative Division, Nearst Communications, Inc.

Jodie W. King                                    Vice President, Secretary

Harvey L. Lipton* (2)                            Director

Richard P. Malloch                               Vice President; President: Hearst Business Media Group
                                                 Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)                      Director, Vice President; Managing Director: The National Magazine
                                                 Co., Ltd.

Gilbert C. Maurer* (2)                           Director

Mark F. Miller*                                  Director, Vice President; Executive Vice President: Hearst
                                                 Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)                             Vice President; Executive Vice President: Hearst Entertainment and
                                                 Syndication Group Administrative Division, Hearst Communications, Inc.

Raymond J. Petersen*                             Director; Executive Vice President: Hearst Magazines Division,
                                                 Hearst Communications, Inc.

Virginia Hearst Randt                            Director

Debra Shriver                                    Vice President

Alfred C. Sikes                                  Vice President; President: Hearst Interactive Media Division,
                                                 Hearst Communications, Inc.

Jonathan E. Thackeray                            Vice President


----------------------------------
(1)      888 Seventh Avenue
         New York, NY 10106

(2)      Self-employed, non-employed or retired

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House
         72 Broadwick Street
         London, England NIV 2BP